United States securities and exchange commission logo





                                 March 28, 2024

       Bryan Leach
       Chief Executive Officer
       Ibotta, Inc.
       1801 California Street
       Suite 400
       Denver, CO 80202

                                                        Re: Ibotta, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 22,
2024
                                                            File No. 333-278172

       Dear Bryan Leach:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1, Filed March 22, 2024

       Risk Factors
       Risks Related to our Business
       Our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain, and..., page 24

   1. We note the amendment at the end of this risk factor, and in other risk factors, describing that downturns and
store closures at publishers have and could pose a risk to your business. However, the
title of this risk factor addresses the risk associated with maintaining and
expanding your relationships with publishers. If downturns and store closures at publishers
poses a material risk to your business, please either prepare a new risk factor describing
that risk or update the risk factor heading of this risk factor to better describe the contents.
 Bryan Leach
FirstName
Ibotta, Inc. LastNameBryan Leach
Comapany
March        NameIbotta, Inc.
        28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
Business
Ibotta's Value Proposition
Value for CPG Brands, page 121

2. In order to help investors assess the disclosure, please name the CPG client for whom your assistance helped them increase their market share from 30% to 40%.
Value for Publishers
Build customer loyalty by enabling closed-loop rewards instead of discounts, page 126

3. We note you no longer reference Dollar General as your client that is also the leader in market share for the "dollar" sector. Please name the dollar sector market leader that has chosen Ibotta to deploy their rewards program.
Our Publisher Relationships, page 137

4. We note here, and throughout the registration statement, that references to Dollar General have been removed. Please tell us why the relationship no longer appears in your registration statement, as it previously appeared to be a material part of your business. In this regard, we note your relationship with Dollar General still features on your website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Rachel J. Nagashima